EX-99.77N: Actions required to be reported pursuant to Rule 2a-7

On November 30, 2011, the Liquid Assets Portfolio of Northern Institutional Funds held corporate notes of Eksportfinans A.S. Such note is not an Eligible Security (as defined in Rule 2a-7 of The Investment Company Act of 1940) since it was downgraded by Moody’s on November 22, 2011. The Board of Trustees of Northern Institutional Funds determined that it was not in the best interest of the Liquid Assets Portfolio to dispose of the security.